Exhibit 1

Consent Of Independent Registered Public Accounting Firm

To the Board of Directors of Kingsway Financial Services Inc.

We consent to the inclusion in this annual report on Form 40-F of:

•
our report dated March 30, 2007 on the consolidated balance sheets of Kingsway Financial Services Inc. ("the Company") as at December 31, 2006 and December 31, 2005 and the consolidated statements of operations, retained earnings, currency translation adjustment and cash flows for each of the years in the three-year period ended December 31, 2006.

•
our report dated March 30, 2007 on management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
March 30, 2007

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